Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: December 27, 2023

TLGY Acquisition Corporation (TLGY) / Verde NobleCon19 Presentation - Brian Gordon and Joe Paolucci - December 4, 2023

The following is a full transcript of a presentation made available at:

https://www.channelchek.com/videos/tlgy-acquisition-verde-noblecon19-replay

Joe Paolucci

Hello, Good Afternoon, my name is Joe Paolucci, I am the CEO at Verde Bioresins. This is Brian Gordon, he is the president and COO and the founder of the company. And this is Claire Murphy, She's the vice president at irlabs, our IR Firm, which keeps an eye on us when we're out at these events. So, she's probably taking notes on this right now.

I want to give you a little bit of background on Polyearthylene and who Verde is, and then I'll let Brian take over, talk about the SPAC. Okay. So the first slide really, I'm going to summarize this quickly. There's a lot here, but the key points really are a couple of things. One is 400 million tonnes. Basically, what this refers to is there's about 600-700 billion pounds of plastic produced globally in the world today.

Of that, less than 9% really in the U.S. and probably 6 or 7%, that's actually recycled and probably 10, 12% that gets sent to incineration. And theoretically, then the rest of it gets spread across the oceans from third world countries, but more importantly in the US get sent to landfill. And that's a big critical issue for plastics today because they're not getting recycled.

Okay. And they and those products that aren't getting recycled are going to landfill. And those those types of polymers, all the thermal plastics that are petroleum based last 1000,2000 to 3000 years, depending on thickness and so forth. So what we're going to try to address this with Verde Bioresins, Because you're going to see that we really fit the four key sustainability areas of bio based, recyclable, reusable and biodegradable.

We're going to help, hopefully to address this. 50% of plastics are more that's going to landfill today. And you're going to see in here again that less than 2% of plastics of the 700 plus billion pounds today are bio resin. So it's a huge market. Okay. So this is going to really address some of the drivers behind this.

You guys have heard this for three, four, five, even close to ten years. A lot of the big brands, the big brand owners have established their own 2030, 2040, 2050 sustainability goals to become carbon neutral. Everyone has this target to become carbon neutral by 2050, and that's only going to happen through everything from methane containment, pentane containment, all the gas emissions, but also plastics.

Okay. You see a couple of the big names here. But what beyond that is Pepsi is in the CPGs and Procter and Gamble and Unilever. There is the people like FedEx, Amazon, and everyone knows all these big shipping packaging labels and envelopes, which is a huge, huge, high visibility application that is taking a lot of heat. Our products can help to address that, does help to address that.

That's already being evaluated in some of these applications. But again, the key point here is less than 2% of bioplastics are actually being utilized in this whole petrochemical based polyolefin market. Now, a little bit about Polyearthylene or I should say Verde Bioresins. We are Verde Bioresins. What we produce is a product line called Polyearthylene. And what Polyearthylene is, is literally a thermoplastic bio based polymer, virtually identical to high density and low density polyethylene and polypropylene.

But the key characteristics of our product that makes it very unique is that we are bio based, we are produced with ethanol based renewable feedstocks that come from an example sugarcane, where ethanol is fermented literally from sugarcane or in some cases you can even use cellulosic ethanol is taken turn back into ethylene. Ethanol is taken and turned into ethane and then back into ethylene.

And that monomer feeds second mill into reactors at the petrochemical companies. You typically produce petrol or the petrochemical based polymers, and they make the sink from a thermoplastic resins out of the ethanol grown sugarcane instead of petroleum based. Now, what that allows us, our Polyearthylene because it is formulated through ethanol, is bio based from renewable feedstocks. It is completely recyclable and compatible with high density and low density polyethylene and polypropylene.

When it gets sent into the curbside recycling landfill or curbside recycling systems, it is durable and reusable just like any other polyolefin is because it's thermally stable once it comes out of that reactor as a polyethylene or a polypropylene produced from ethanol, it's the same as the petrochemical base. But again, it is bio based. There is no other bio based polymer that can say that there are bio based polymers out there like PLA PHA and they are bio based, but from a completely different source starch based from corn.

And what you have here is a really interesting process. They have to build reactors that cost typically 4 or $500 million and maybe even more to convert, let's say, starch from potatoes of corn into PLA. So it's very capital intensive. The petrochemical companies that have started producing the green feedstocks that we utilize already have reactors in place. Those reactors are agnostic to the feedstocks that are coming from sugarcane or I should say, the ethanol base.

Okay. So this absolutely now allows us to be, like I said, hitting those four key components of the sustainability and environmental responsibility for bio based, recyclable, durable and reusable. And and if it's sent to landfill, it will biodegrade within typically a three year period, depending on its depending on its formulation. Another key aspect of our product is because it is a thermoplastic, it is designed to run on all existing equipment that's in place.

Now, whether you're making injection molded cup, environmental supports, thermal form trays, film bags, blow molded containers. So now there's very little CapEx that's needed for a converter, whether it's somebody making consumer product bottles, whether it's someone making a two compartment school feeding tray or someone making a pharmaceutical vitamin bottle, they can literally be producing in a petrochemical based polyolefin today and convert over to a polyethylene, bio based polymer that's both recyclable and biodegradable.

Okay. Another key aspect FDA approved is products are FDA approved for all food contact, basically again, the same as polyethylene. So we have a really, really good story to tell. And another key aspect of the company, when Brian started the company and set it up in 14 California, the first thing that he did when they were figuring out all the feedstocks that are needed to produce this product is not only to secure the equipment required to do it because our technology is based on some very unique technology for compounding, but also our biodegradation technology, which is proprietary.

But he employs a group of PhDs that are polymer chemist, polymer scientist. So they really help to take a look at our formulas to make them as drop and ready as possible. Or like I said earlier, make sure that we can adapt these products to be going into existing equipment. One last thing about our bio degradation technology, and this is very, very important.

It is thermally stable, whether it's in the pellet form, because we sell pellets to the companies that knocked them down and like I said, injection molding into various components or containers. It is thermally stable as a pellet in the park, on the shelf throughout the use. It doesn't start biodegrading until it gets into a landfill. When it's in the presence of microorganisms that are found strictly in the landfills, typical of landfills.

And they are attracted to the biodegradation technology that we include. They basically it starts, it creates a film on the outside and they start consuming it. So no matter where this product is standing in your house or in your garage or how it's being used, once it spec and cleared for its use or qualified for the use, it's going to remain stable until it goes at all, until it gets either recycled and goes back into the polyethylene and poly polypropylene recycle of feedstocks chains or it goes to a landfill.

So we hope to again cover all four of those cases. Okay. One last quick slide. I'll turn it over. Brian. This gives you a little idea of how it compares to PLA, PHA and Green PE. So, these are other bio based polymers that I want to put this out there too. We are not saying that those that there's something wrong with those products.

Those products just have limited, let's say, use and limited performance. They are bio based from, let's say, corn feedstocks, but they are limited on their shelf life. They are not necessarily thermally stable. You can see them at times begin to break down in excessive heat inventory, warehousing. It also they also have thermal lack of thermal stability in processing, very narrow processing window.

And more importantly, when you even attempt to recycle them within a plant where trim, scrap and broken products try to get recycled, they do not work well because they begin to break down very quickly. They're designed to be for single use. So, there will be some uses for these. And you see them today even in some cutlery and some straws and some simple applications.

Our product, like I said, is designed not only to go into those if you need additional durability, but also it allows you to get into housewares and automotive and a lot of other applications that are not going to see any type of breakdown until, again, they are broken down and put into landfill in order to recycle them. Okay.

Moderator

Before we get to the transaction can you touch on Vinmar and Braskem and your agreements there?

Joe Paolucci

Brian can touch on that. But two key things. The our ability to be successful through the value chain is working with key value partners because we don't react to polymer. So Braskem and a few other, let's say petrochemical polymer companies, they produce billions of pounds of petroleum based polymer, polyethylene, polypropylene, you name it.

They have already decided that they're going to get it to recycle products, petrochemical based products, and green their products with green PE bio based, but still have to be recycled and do not biodegrade. So they actually see us as a channel partner to be able to extend their product and take it into both recycling as well as bio degradation.

So that's the back end of supply, right? The front end is Vinmar working through a distribution channel such as have been more one of the top two polymer distributors in North America. Actually globally, they put more feet on the ground for us to get to some of these smaller molders and converters who really have some of these niche applications that can convert quickly and hopefully get that 2% number up to three, four or five and help give us traction.

So, we're working on both ends of the supply chain, but make sure we have feedstocks to supply our growth. We're taking care of the capacity and growth through SPAC. Okay. And then on top of that, expanding our distribution through not only direct sales, but through being more there.

Brian Gordon

And they also have relationships with some of the larger plastics users, the converters and the national brands directly.

We have relationships with about 30 large companies and indirectly through Vinmar. We have relationships with about 40 additional companies today that we're working with on our sales pipeline. As a result of that probability, Justin is in excess of $250 million today. Let's see, but make 1.0, see what we can do because we're at 15 minutes right now. So what I just said to you about some extra but just briefly, in terms of the transaction, I'll talk for now.

We're we're hoping to close our SPAC transaction in February, will be submitting our second round of comments from the SEC responding to them this month. Overall, we're looking at about a $360 million pre money valuation for of Verde and the transaction structure, which TLGY put together and why we decided to go with them is because they put in place a large bucket of warrants pre-IPO.

So it's non dilutive that allows companies that invest in the SPAC directly, which is currently at 65 million, to substantially reduce their overall cost per share. So gives them better upside, gives them a substantially reduced downside as well.

So that's the investment highlights which Joe spoke about, most of them $600 billion overall plastics market. We focus on $300 billion of that representing polyethylene and polypropylene, strong customer interest in terms of our $250 million sales pipeline.

And it's it's growing weekly. We have what we view as our first mover advantage in this industry. It's taken us about three years to get to the point where we can achieve drop in ready solutions for converters that currently use traditional plastics. We have strong relationships with companies like Braskem. Joe spent his last ten years of his career as the business development over Braskem and through relationships that we've developed with Vinmar and some other companies that will be announcing in the near future.

Strong economics. And this is where the key is for us. So, we'll take a look at a second about Year 2 economics and that for us, that's $60-80 million in gross revenue, roughly of $45 million gross margin and then a 15 to 20% EBITA marign. And we expect as we continue to develop our products at scale, we'll both reduce our price and increase our margins.

We're looking to go down to about a $1.50 a pound, which is lower than anything in the bio based biodegradable market today. And then finally, you know, our management team has probably over 120 years of experience in the plastics industry. Most of it's focused on two individuals Joe and and Gary Metzger, who's got,

Moderator

You know, five years of transactions can be pretty difficult for someone doesn't understand that that whole upside that you've got downside protection the way it's structured, maybe it's just easier to kind of cover just kind of the transaction structure in terms of sponsor versus that. TLGY shareholders, you know, versus, you know, Verde.

Brian Gordon

So in terms of Verde, we're getting roughly 36.5 million shares and $10 a share. And that's our pre money valuation. In terms of the SPAC itself, today there are roughly $65 million in the SPAC, which represents somewhere around 6.5 million shares.

We expect to close for that to be probably somewhere around half of that. The SPAC started at $240 million, and so that $30 million or so 3 million shares or so, would say they'll be about 1.2 million shares worth of convertible warrants available to people that invested in that SPAC. So that'll reduce the cost and or give them additional upside as well.

So, when you take a look at our products right now, we're working with about 30 customers directly, including customers in the confectionery and food space is leading customers in those spaces, in the cosmetics area, in electronics, in semiconductors, and in consumer products. We're also working with bottlers, etc. But if you take a look, we've made things like we make we make this this is all that we make. (SHOWS PHYSICAL SAMPLE) It's a resin. It's a resin to produce to replace traditional plastics. And people like the Philadelphia Eagles have made about 250,000 bags so far for merchandizing purposes with our polyearthylene resin. Well, we're working with some of the largest thermoforming and extrusion houses in the industry to make things like these thermoforming containers, (SHOWS PHYISCAL SAMPLE) and we're working with their customers onto a version here.

This protein powder jar Polyearthylene, again. So, we're looking at about 1 to 3 years of landfill biodegradation time if it's not recycled and we can achieve things like this tube with this living hinge, which is not something that you traditionally find in bio based biodegradable products, that's for a confectionery company that we're working with.

So, partners like we talked about Vinmar and how companies like that that have, you know, 50 salesmen and 50 support people within North America are really enabling us to get into markets that we otherwise couldn't with a very small sales force.

So, here's the Year 2 numbers. You can see the 60-80 million. You'll see the roughly 45% gross margin and then 15 to 20% of it are we do have revenue currently, it's small. Our capacity in terms of production capacity today is 16 million pounds a year. By January, it'll be about 25 million pounds a year. And this $55 million that we're looking for net will get us to the high hundreds of millions of pounds a year in our next facility in the Midwest.

Whereas other bio based biodegradable polymer producers are looking at 500 million to 1 billions dollars just to find out if they'd be capable of scale. So, here's the information on the SPAC in terms of pricing, etc., based on implied redemptions. This gives you kind of a sense of where TLGY thinks that it will be. And that 90%, I believe, is based on the $240 million original value of the SPAC before they reduced it twice. And there's your upside potential as well.

Here's a management team. So, I secured funding and a great management team lead by Joe Paolucci and Gary Metzger, our head of development, Chris Rankin, as he is a PhD in polymer chemist, two degrees and prior to bringing them over to Verde, he was a rocket polymer scientist over at Northrop Grumman and we have several PhDs in that department, mechanical and physical engineers.

Yvonne Cilia. She is a mechanical engineer with tons of experience at HTC large cosmetics firms. Terry Retin. And then from the SPAC side, with that Jin Goon Kim. So ultimately, when you look at us, we're bio based, curbside recyclable or landfill biodegradable. And then the focus for me is on drop in ready, which really very few, if any other bio based bio degradable companies can claim, we're economically feasible in terms of being at the lowest end of the range for bio based biodegradable products.

And we're highly scalable because we make this pellet and it can have up to a dozen different ingredients in it. But we take commercially available ingredients to achieve our single use pellet rather than developing a polymer that costs hundreds of millions to billions of dollars to develop. We then take it and we put them together, assemble them in a very specific way based on our R&D team, and then we extrude them.

We buy them off the shelf style extruders and then we manipulate them for about three months to be able to achieve what we're looking to do. And that's enabled us to make all these products on a drop-in basis. I think by the end of the year, maybe January, we'll have an extrusion coating on paper for things like coffee cups, for candy wrappers and just for general single use products.

We've been working on some things for third world countries, for single use detergents, etc, that we think will be helpful because ultimately right now, even your coffee cup, it's not landfill biodegradable because it has a polymer coating on the inside.

Joe Paolucci

People don't realize how many paper products you have either have a chemical sizing, a chemical coating, or a actual polyolefin fossil based coating on it that you may not see it, but it's the reason why it's waterproof or let's say it doesn't show leaching or bleed through.

And it's unfortunately, it's perception wise, it looks more environmentally friendly because it's paper, but it's all unfortunately catching up. And this is some of the things that we're trying to position ourselves for, is that a lot of these alternative packages that replace plastic products that have been banned are actually worse for the environment. But we get it it's perception around paper and some of these other sizing agents that are being used.

But little by little, they're starting to realize that and even in some of these larger cities are saying, okay, we can use polymers if they're bio based or reusable, all because there's a lot of bio based stuff that isn't reusable because of PLA and so forth. This is also going to be recycled. And if they let the curbside, let's say recycling companies that are picking up your curbside trash are not pulling everything out. They don't look at your municipal sites and see how little sometimes they take out. But if it's sent to landfill, our products will biodegrade.

And this is not a slam on PLA, It's just something that's unknown. Compostable products, if they are not set to an industrial compost site, they will not break down. If they go to a landfill, they will not biodegrade.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.